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                                  EXHIBIT 99.1

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                           MASSACHUSETTS FINCORP, INC.

      Massachusetts Fincorp, Inc. is a Delaware corporation recently organized by the Bank for the purpose of acquiring all of the capital stock of the Bank to be issued in the Conversion. The Company expects to receive approval from the Office of Thrift Supervision ("OTS") to become a savings and loan holding company and, upon completion of the Conversion, will be subject to regulation by the OTS. See "The Conversion--General" and "Regulation and Supervision--Holding Company Regulation." Upon consummation of the Conversion, the Company will have no significant assets other than all of the shares of the Bank's capital stock acquired in the Conversion and an amount equal to 50% of the net proceeds of the Conversion, including the loan to the ESOP Loan Subsidiary, and will have no significant liabilities. The Company intends to use a portion of the net proceeds it retains to form and capitalize the ESOP Loan Subsidiary which will loan funds to the ESOP to purchase 8% of the stock issued in connection with the Conversion, including shares issued to the Foundation. Based on certain regulatory and market conditions, the Company and the Bank may, however, alternatively choose to fund the ESOP's stock purchases through a loan by a third party financial institution. The remaining net proceeds will be used for general business activities, including the funding of the Stock-Based Incentive Plan. Initially, net proceeds are expected to be invested by the Company in a deposit account in the Bank. See "Use of Proceeds." The management of the Company is set forth under "Management of the Company." Initially, the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Bank. At the present time, the Company does not intend to employ any persons other than certain officers who are currently officers of the Bank but will utilize the support staff of the Bank from time to time. Additional employees will be hired as appropriate to the extent the Company expands its business in the future.

      Management believes that the holding company structure will provide flexibility to diversify its business activities through existing or newly formed subsidiaries (which subsidiaries could be financial institutions), or through acquisitions of or mergers with other financial institutions and financial services related companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any such acquisition and expansion opportunities that may arise. The initial activities of the Company are anticipated to be funded by the proceeds to be retained by the Company, income thereon and through dividends from the Bank.

      The Company's executive office is located at the administrative offices of the Bank, 1442 Dorchester Avenue, Boston, Massachusetts 02122. Its telephone number is (617) 825-5555.